Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

LEGAL SERVICES
SINCE 1907

Reykjavik, June 18 2007
File no. 90-07-0158

Efstaleiti 5
IS-103 Reykjavík
Iceland
+354 5 400 300
+354 5 400 301

42 New Broad Street
London EC2M 1JD
+44 (0) 207 920 3000
+44 (0) 207 920 3099

logos@logos.is
www.logos.is

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (June 1, 2007): Actavis Group hf. announces **Voluntary bid.** (enclosed).

2. News release (June 1, 2007): Actavis Group hf. announces **Actavis takeover offer published.** (enclosed)

3. News release (June 8, 2007): Actavis Group hf. announces **Actavis Board's opinion of the Novator offer**. (enclosed)

PARTNERS
IN ALPHABETICAL ORDER.
Árni Vilhjálmsson
Bjarnfreður Ólafsson
Einar Baldvin Axelsson
Erlendur Gíslason
Guðmundur J. Oddsson
Gunnar Sturluson, Managing partner
Hákon Árnason
Helga M. Óttarsdóttir
Hjördís Halldórsdóttir
Othar Örn Petersen
Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson
Ragnar Tómas Árnason
OF COUNSEL
Jakob R. Möller

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

RECEIVED
2007 JUN 27 A 5:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LOGOS
LEGAL SERVICES
SINCE 1907

Reykjavik, June 18 2007
File no. 90-07-0158

Efstaleiti 5
IS-103 Reykjavík
Iceland
+354 5 400 300
+354 5 400 301

42 New Broad Street
London EC2M 1JD
+44 (0) 207 920 3000
+44 (0) 207 920 3099

logos@logos.is
www.logos.is

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (June 1, 2007): Actavis Group hf. announces **Voluntary bid**. (enclosed).

2. News release (June 1, 2007): Actavis Group hf. announces **Actavis takeover offer published**. (enclosed)

3. News release (June 8, 2007): Actavis Group hf. announces **Actavis Board's opinion of the Novator offer**. (enclosed)

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Actavis Group hf. Company Announcement - Voluntary bid

See attachment.

RECEIVED

2007 JUN 27 A 5:24

FICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 (0) 20 7545 8000

31 May 2007

To Whom It May Concern

Re: Voluntary Bid for Actavis Group hf. Shares

Deutsche Bank AG,, a company incorporated under the laws of the Federal Republic of Germany and having its principal office at Taunusanlage 12 in the city of Frankfurt (Main) acting through its London Branch operating in the United Kingdom under the branch number BR000005 at Winchester House, 1 Great Winchester, London EC2N 2DB, England (Deutsche **Bank**) hereby confirms that Deutsche Bank has undertaken, in accordance with Article 40.5 of Act on Securities Transactions No. 33/2003 (Lög um verðbréfaviðskipti), to provide Novator eignarhaldsfélag ehf. a company registered in Iceland, id no. 650407-0590, whose registered office is at Sigtun 42, 105 Reykjavik, Iceland, (**Novator**), certain funds to purchase all the outstanding Class A shares in Actavis Group hf., a company registered in Iceland, id no. 500269-7319, Reykjavikurvegur 76-78, 220 Hafnarfjordur, Iceland, (**Actavis**) that may be acquired through a voluntary bid according to an Offer Document dated 1' June 2007 for all the outstanding Class A shares in Actavis Group hf. as announced by Novator on 10 May 2007.

This funding confirmation is subject to the same conditions as set forth in the Offer Document as dated and published on 1 June 2007. Novator shall not be authorized to make any changes to the Offer Document without the prior acceptance of Deutsche Bank and breach of that obligation would make this funding guarantee non-binding on Deutsche Bank.

Signed on behalf of Deutsche Bank AG, London Branch acting by)
)
) ....
Authorised Signatory

I. Introduction

On 10 May 2007 Novator, an investment firm owned by Bjorgolfur Thor Bjorgolfsson, announced to the OMX Nordic Exchange in Iceland that it would, through a newly formed company, Novator eignarhaldsfélag ehf (hereinafter referred to as the "Offeror") make an offer for all the outstanding Class A shares in the capital of Actavis Group hf not already held by companies affiliated with the Offeror or held in treasury (the "Offer"). Companies affiliated with the Offeror collectively own 1,296,379,823 Class A shares of Actavis, representing approximately 38.5% of the issued Class A share capital and voting rights in Actavis. Further details of the Offeror and the affiliated companies are set out in Chapter III of this official offer document.

The Offeror is making a voluntary bid pursuant to Article 38 of Act No 33/2003 on Securities Transactions (hereinafter referred to as the "Act") and the provisions of Chapters VI and VII of the Act. The terms and conditions of the bid are as set forth in this official offer document.

Parts of this official offer document have been prepared with information disclosed by Actavis or otherwise publicly available. The Offeror disclaims responsibility for the accuracy or completeness of any such information.

II. The target company

The target company is Actavis Group hf, Id No 500269-7319, Reykjavikurvegur 76-78, 220 Hafnarfjordur, Iceland (in this document referred to as "Actavis" or "the Company").

Actavis is a global developer, manufacturer and seller of generic pharmaceuticals founded in 1956. Recently, the Company has pursued an aggressive programme of expansion, making more than 25 acquisitions in the past seven years while maintaining strong organic growth. Actavis employs over 11,000 people in over 30 countries.

Actavis' Class A shares are currently listed on the OMX Nordic Exchange, with the ticker ACT. The shares are dematerialised and are electronically registered in the book entry system of the Icelandic Securities Depository. The shares have the ISIN number IS0000000420.

Actavis has also issued Class B shares with a value as at 31 December 2006 of EUR 413,000,000. These shares are non-voting, redeemable preference shares and are not listed. No bid is being made by the Offeror for the Class B shares. For more details about the Class B shares, please see Chapter XII and Chapter XVII below.

At close of business on 30 May 2007 the total number of registered shareholders of Actavis was 4,336.

III. The Offeror

The Offeror is a newly formed company incorporated in Iceland, Novator eignarhaldsfélag ehf., Id. No 650407-0590, whose registered office is at Sigtun 42, 105 Reykjavik, Iceland. The Offeror is beneficially owned by holding companies of the Novator group. Novator is an international investment firm, owned and led by Bjorgolfur Thor Bjorgolfsson, with a focus on investments in pharmaceuticals, telecommunications, real estate and financial services in Scandinavia, Southern and Eastern Europe.

Amber International Limited S.a.r.l ("Amber"), a company registered in Luxembourg under Trade and Companies Register Number B 100 089, whose registered office is at 85-91 route de Thionville, L-2611, Luxembourg, owns approximately 35.0% of the existing issued Class A share capital of Actavis. Amber is 100% beneficially owned by Bjorgolfur Thor Bjorgolfsson.

Givenshire Ltd S.a.r.l. ("GS"), a company registered in Luxembourg under Trade and Companies Register Number B 101 257, whose registered office is at 85-91 route de Thionville, L-2611, Luxembourg, holds a beneficial interest of approximately 3.5% of the existing issued Class A share capital of Actavis. These shares are held by Landsbanki Luxembourg S.A as a nominee on behalf of GS. GS is 100% beneficially owned by Bjorgolfur Thor Bjorgolfsson.

When the takeover bid period expires, the Offeror may transfer its acquired shares in Actavis to affiliated companies within the Novator group.

The Offeror is not acting in concert with nor has it entered into any agreements or other arrangements with other shareholders, employees or members of the management team of Actavis.

IV. The offerees

The Offer extends to all Class A shares in Actavis that are not owned by companies affiliated with the Offeror (i.e. Amber and GS) or held in treasury by Actavis at the date of the takeover bid subject to the provisions of Chapter XIX (Overseas Shareholders). Shareholders listed in Actavis's shareholder registry at the closing of trade on 30 May 2007 will receive a copy of this offer document,

an acceptance form, a letter from Deutsche Bank concerning guarantee of payment and a reply envelope. The above mentioned documents are also available from Landsbanki Islands hf (see contact details provided in Chapter V below) and through the news system of the OMX Nordic Exchange (http://omxgroup.com/nordicexchange)

V. Manager

The Corporate Finance team of Landsbanki Islands hf is acting as advisor to the Offeror and manager of the takeover bid. Corporate Finance will be managing the Offer on behalf of the Offeror. Landsbanki Islands hf ("Landsbanki") will also act as a clearing bank for the Offer

Copies of the documents referred to in Chapter IV above can be obtained at Landsbanki Islands hf, Hafnarstraeti 5, 3rd floor, 155 Reykjavik, Iceland. The documents are also available from Landsbanki's website, www.landsbanki.com. The Service Center of Landsbanki provides further information concerning the Offer, tel. +(354) 410 4000. Enquiries can also be sent to the following e-mail address: Actavis-tilbod@landsbanki.is

VI. The offer price

The offer price is EUR 0.98 in cash for each Class A share free from any pledges and encumbrances. This price is equivalent to ISK 85.23 at the Icelandic Central Bank Fixing Exchange Rate for the Euro on 9 May 2007, one business day prior to the announcement of the Offer. The offer price exceeds the previous all-time high Actavis closing share price of ISK 79.4 before the announcement of the Offer, achieved on 4 May 2007 and represented a premium of approximately

- 9.0% to the closing price of ISK 78.2 on 9 May 2007, one business day prior to the announcement of the Offer.
- 15.6% to the average closing price of ISK 73.7 over the three month period to 9 May 2007
- 21.2% to the average closing price of ISK 70.3 over the six month period to 9 May 2007.
- 26.2% to the average closing price of ISK 67.6 over the twelve month period to 9 May 2007

The graph below sets out the share price performance and volume traded of the Actavis share for the twelve month period to 9 May 2007, one business day prior to the announcement of the Offer



Price ISK
ISKm
80
75
70
65
60
55
120
100
80
60
40
20
Price of share (left axis)
Volume (right axis)
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07

Source: Bloomberg

VII. Conditions to the Offer

The Offer is made subject to the following conditions precedent being met:

1) at the expiry of the offer period, valid acceptances of the Offer having been received by Landsbanki in respect of not less than 90% in nominal value of the total Class A shares outstanding and for this purpose valid acceptances shall be deemed to have been received in respect of the Class A shares owned by GS and Amber;

2) if required, notification having been received by any relevant anti-trust authority or regulatory body that it does not intend to initiate proceedings or make a referral to a competent authority of any European Union or EFTA State with respect to the Offer, or in the event that the approval of any such body is required, approval having been received without any unduly onerous conditions being imposed on the Offeror;

3) there having been no adverse change or deterioration in the business, assets, actual or contingent liabilities, financial or trading positions or prospects of any member of the Actavis group which is in any case material in the context of the Actavis group taken as a whole.

4) no general suspension of trading of any listed securities issued by Actavis on OMX Nordic Exchange having occurred between the date of this offer document and the expiry of offer period

The conditions set out in this Chapter VII are for the benefit of the Offeror only and may be asserted or waived by the Offeror at its sole discretion as legally available under Icelandic law, regardless of the circumstances giving rise to such condition (including any act or omission of the Offeror) in whole or in part at any time, prior to publication of the results of the Offer. Further, the Offeror reserves the right to withdraw the Offer in accordance with Article 42 of the Act

VIII. Disclosure requirements

The following is a summary of information disclosed by Actavis in the news system of the OMX Nordic Exchange and/or Actavis website www.actavis.com, between 28 February 2007 and the announcement of the Offeror's intention to make this Offer.

(i) 10 May 2007 – acquisition of 74,000 shares on 9 May 2007 at a price of 78.2 ISK by Svend Andersen (Executive Vice President of sales in Western Europe, Middle East and Africa),
(ii) 8 May 2007 – Actavis announced its financial results for the first quarter ending 31 March 2007,
(iii) 3 May 2007 - Actavis announced that it had withdrawn its interest to acquire the generics division of Merck,
(iv) 23 April 2007 – Actavis announced that it had received conditional approval of Actavis's acquisition of Abrika Pharmaceuticals in the US, subject to the divestment of one product (generic Isradipine capsules);
(v) 4 April 2007 – Actavis announced that the proposals submitted at its Annual General Meeting had been approved;
(vi) 29 March 2007 – Actavis announced that two senior management members (Sigurdur Oli Olafsson and Mark Keatley) had increased their shareholdings in Actavis by a combined total of 2,581,476 Class A Shares, with a market value of approximately EUR 2m,
(vii) 2 March 2007 – Actavis announced the launch of Hydrochlorothiazide tablets in the US;
(viii) 1 March 2007 – Actavis announced that it had received approval from the FDA for the distribution of Ranitidine syrup in the US, which, with first-to-file status, gives Actavis a 180-day marketing exclusivity; and
(ix) 1 March 2007 – Actavis announced that it had been selected by Germany's largest General local health insurance provider (Allgemeine Ortskrankenkassen) in a preferred partnership agreement, under which German doctors and pharmacists will be encouraged to recommend 16 Actavis products.

IX. Selected financial information

Actavis' unaudited consolidated interim financial statements as at and for the three months ended 31 March 2007 (and the comparison to the three months ended 31 March 2006) and its audited consolidated financial statements as at and for the year ended 31 December 2006 (and the comparison to year ended 31 December 2005) have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Selected consolidated financial information

The selected financial information on Actavis set out below as at and for the years ended 31 December 2006 and 2005 and the unaudited financial information on Actavis as at and for the three months ended 31 March 2007 and 2006 has been extracted or derived without material adjustment from Actavis' audited consolidated financial statements published on or about 28 March 2007 and Actavis' unaudited consolidated interim financial statements published on or about 8 May 2007, copies of which can be downloaded from the News and Publication section of Actavis's website www.actavis.com and OMX Nordic Exchange's website www.omxgroup.com. It is recommended that shareholders refer to the original disclosures by Actavis, available from the Company or through its website

Shareholders should read the whole of this offer document and should not rely solely on the selected consolidated financial information contained herein. Financial information provided for the year ended 31 December 2005 and the three months ended 31 March 2006 are extracted in each case from the financial information which is included in the Actavis' disclosures for the equivalent document for the following year. Investors should not rely on interim results as being indicative of results that Actavis may expect for the full year

The selected financial information on Actavis set out below as at and for the years ended 31 December 2006 and 2005 and the unaudited financial information on Actavis as at and for the three months ended 31 March 2007 and 2006 should be read in conjunction with the relevant commentary and notes to the accounts contained in Actavis' audited consolidated financial statements published on or about 28 March 2007 and Actavis' unaudited consolidated interim financial statements published on or about 8 May 2007, available from Actavis's and OMX's website, as referred to above. Please note that, unless otherwise stated, all amounts are in EUR.

(i) Income statement information

€ 000	Three months ended 31 March 2007	Three months ended 31 March 2006	Year ended 31 December 2007	Year ended 31 December 2006
Net sales	371,729	333,056	1,339,189	551,384
Cost of sales	(217,511)	(195,362)	(788,266)	(276,470)
Gross Profit	**154,218**	**137,694**	**550,923**	**274,913**
Other operating income	10,965	8,822	40,732	27,880
Sales and marketing expenses	(55,260)	(46,995)	(197,271)	(81,374)
Research and development expenses	(21,369)	(17,115)	(66,763)	(54,289)
General and administrative expenses	(35,020)	(32,365)	(130,037)	(60,618)
Profit from operations	**53,534**	**50,041**	**197,584**	**106,512**
Share of loss of associates	0	0	0	(1,816)
Financial income and (expenses)	(18,870)	(10,032)	(70,327)	(13,216)
Profit before tax	**34,664**	**40,009**	**127,257**	**91,479**
Income tax	(7,664)	(8,150)	(24,568)	(10,477)
Net profit	**27,000**	**31,859**	**102,689**	**81,003**
Per share date				
Earnings per share (€)	0.005	0.006	0.018	0.026
Number of shares (millions)	3,369	3,355	3,369	3,355
Other financial data				
EBITDA	79,311	72,497	287,134	148,471

(ii) Balance sheet information

€ 000	31/03/2007	31/12/2006	31/12/2005
Goodwill	963,982	936,052	876,572
Other intangible assets	515,045	504,157	467,576
Property, plant and equipment	422,706	398,333	362,253
Deferred tax assets	75,218	68,940	49,523
Non-current assets	**1,976,951**	**1,907,482**	**1,755,924**
Inventories	277,559	277,917	229,498
Fair value derivatives	0	2,142	9,205
Trade and other receivables	391,833	313,511	295,696
Cash and cash equivalents	88,699	78,310	99,308
Current assets	**758,091**	**671,880**	**633,707**
Total assets	**2,735,042**	**2,579,362**	**2,389,632**
Share capital	51,389	51,356	52,961
Share premium	593,112	590,833	687,764
Other reserves	(149,949)	(112,612)	10,012
Retained earnings	377,555	350,623	246,597
Minority interest	18,066	9,457	10,695
Total equity	**890,173**	**889,656**	**1,008,029**
Loans and borrowing	991,213	989,728	868,389
Retirement benefit obligations	19,059	18,487	22,878
Obligation under finance leases	33,410	30,591	15,516
Other long-term liabilities	82,720	0	0
Deferred income tax liabilities	80,547	86,262	66,021
Non-current liabilities	**1,206,949**	**1,125,069**	**972,803**
Loans and borrowing	295,130	193,841	22,383
Tax liabilities	27,013	11,279	14,127
Accounts payable and other liabilities	300,418	350,340	367,704
Obligation under finance leases	5,990	4,660	2,111
Provisions	9,369	4,518	2,474
Current liabilities	**637,920**	**564,638**	**408,799**
Total liabilities	**1,844,869**	**1,689,706**	**1,381,603**
Total equity and liabilities	**2,735,042**	**2,579,362**	**2,389,632**

(iii) Financial ratios as presented in Actavis's unaudited consolidated interim financial statements published 8 May 2007

	Three months ended 31 March		Year ended 31 December		
€ 000	2007	2006	2006	2005	2004
Growth					
Net sales	371,729	333,056	1,339,189	551,384	424,596
EBITDA	79,311	72,497	287,134	148,471	113,759
Profit from operations	53,534	50,041	197,583	106,512	88,466
Net income	27,000	31,859	102,689	81,003	64,282
Total assets	2,735,042	2,590,520	2,579,362	2,389,632	684,166
Operational performance					
Cash provided by operating activities	6,443	(4,686)	161,914	103,004	46,710
Working capital from operating activities	36,151	52,141	204,122	109,079	92,116
Liquidity and solvency					
Quick ratio	0.8	0.9	0.8	1.0	0.8
Current ratio	1.2	1.4	1.3	1.6	1.2
Equity ratio (%)	32.5	39.6	34.5	42.2	41.2
Profitability					
Operating profit as ratio to net sales (%)	14.4	15.0	14.8	19.3	20.8
Net income before taxes as ratio to net sales (%)	9.3	12.0	9.5	16.6	17.7
Net income for the period as ratio to net sales (%)	7.3	9.6	7.7	14.7	15.1
Market					
Value of stock (millions)	2,884	2,345	2,279	2,236	1,387
Price/earnings ratio, (P/E)	43.24	28.87	35.81	28.45	21.46
Price/book ratio	3.08	2.28	2.43	2.20	4.43
Number of shares (millions)	3,369	3,355	3,369	3,355	2,994
Earnings per share, (EPS)	0.00493	0.00589	0.01811	0.02551	0.02162
Diluted earnings per share, (Diluted EPS)	0.00491	0.00587	0.01804	0.02548	0.02159

(iv) **Market value of Class A shares pre and post publication of FY06 and Q1 results and other announcements. The amounts in the following chart are in ISK**

		Publication (t-1)	Publication (t+1)
Management dealing – Svend Andersson			
buys 74,000 shares at ISK 78.2 on 9 May	Date	09.05.07	11.05.07
– Announced on 10 May 2007	Closing Price	78.2	86.5
	Market Capitalisation	263,489,824,272.60	291,456,135,544.50
Announcement of Q1 results		Publication (t-1)	Publication (t+1)
– Announced on 8 May 2007	Date	07.05.07	09.05.07
	Closing Price	78.8	78.2
	Market Capitalisation	265,511,485,328.40	263,489,824,272.60
Withdrawal from auction for		Publication (t-1)	Publication (t+1)
acquisition of Merck generics	Date	02.05.07	04.05.07
– Announced on 3 May 2007	Closing Price	78.7	79.4
	Market Capitalisation	265,174,541,819.10	267,533,146,384.20
FTC approval for Abrika acquisition		Publication (t-1)	Publication (t+1)
– Announced on 23 April 2007	Date	20.04.07	24.04.07
	Closing Price	79.0	78.9
	Market Capitalisation	266,185,372,347.00	265,848,428,837.70
Senior managers increase holdings		Publication (t-1)	Publication (t+1)
– Announced on 29 March 2007	Date	28.03.07	30.03.07
	Closing Price	75.5	75.0
	Market Capitalisation	254,392,349,521.50	252,707,631,975.00
Launch of Hydrochlorothiazide		Publication (t-1)	Publication (t+1)
– Announced on 2 March 2007	Date	01.03.07	05.03.07
	Closing Price	68.2	68.2
	Market Capitalisation	229,795,473,342.60	229,795,473,342.60
Approval for Ranitidine syrup in US		Publication (t-1)	Publication (t+1)
– Announced on 1 March 2007	Date	28.02.07	02.03.07
	Closing Price	67.5	68.4
	Market Capitalisation	227,436,868,777.50	230,469,360,361.20
Annual Report, FY2006		Publication (t-1)	Publication (t+1)
– Announced on 1 March 2007	Date	28.02.07	02.03.07
	Closing Price	67.5	68.4
	Market Capitalisation	227,436,868,777.50	230,469,360,361.20
Partnership with Allgemeine		Publication (t-1)	Publication (t+1)
Ortskrankenkassen	Date	28.02.07	02.03.07
– Announced on 1 March 2007	Closing Price	67.5	68.4
	Market Capitalisation	227,436,868,777.50	230,469,360,361.20

Based on Actavis's share capital being ISK 3,369,435,093 in Class A shares divided into equal number shares of ISK 1 each and information on share prices on the website of Actavis, www.actavis.com.

For further information, please refer to the annual audited accounts for the financial year ending 31 December 2006 which can be found on www.actavis.is and www.actavis.com.

Actavis is expected to publish its quarterly report for the second quarter of 2007 on 9 August 2007.

X. Research analysts reports

A number of research analysts at various financial institutions prepare equity research reports from time to time on Actavis, including research analysts at the following financial institutions

ABN Amro	Credit Suisse
Glitnir	JP Morgan
Kaupþing	Landsbanki
Merrill Lynch	

Research reports prepared by the Icelandic banks (Glitnir, Kaupthing and Landsbanki) are freely available from their websites Research reports from the other institutions listed are only provided to restricted persons, often for a fee, but access may be requested by contacting these institutions directly

XI. Future plans

The Offeror anticipates that Actavis will face continued pressure from its industry peers as competition amongst players in the generics industry continues to intensify The generic pharmaceutical industry has undergone rapid changes in recent years Consolidation is gaining pace, competition for leading positions in key markets is becoming fiercer, and pricing pressures continue to degrade margins. Reforms in the healthcare industry, changes in the regulatory environment and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the demand for Actavis' products. Actavis operates in a tightly regulated industry, where constant investment is required and minor infractions can have significantly adverse consequences.

In such a highly competitive and constantly changing environment, the Offeror views it as extremely important for Actavis to be free to focus exclusively on its business and to have the financial and strategic agility and flexibility that will be critical for its successful future growth. The Offeror believes that as a private company, Actavis will have greater flexibility and will no longer be constrained by the obligations and requirements placed on listed companies, including disclosure requirements. Therefore the Offeror will seek to delist the Company from the OMX Nordic Exchange.

The Offeror intends to fund a significant element of the transaction through debt, with the consequence that after the transaction, Actavis will be considerably leveraged on a consolidated basis. The Offeror will seek to adopt a more entrepreneurial and hence riskier approach to the Company's operations and to reduce the number of members of the Board of Directors. The Offeror is of the opinion that the added risk, arising from increased leverage and from a more aggressive style of corporate management, is not appropriate for public market investors and that they should be presented with the opportunity to exit before such changes occur.

As a private company:

(i) Actavis's management team will have greater flexibility to continue to pursue its expansion strategy, while adopting a riskier corporate approach and using high levels of debt finance to grow the business;

ii) decision-making will be more streamlined, allowing Actavis to act decisively and speedily in competitive situations, and to focus exclusively on value creation; and

(iii) Actavis will be released from the responsibilities and disclosure obligations of being a public company with constant focus on reporting financial information and meeting quarterly financial expectations.

It is the intention of the Offeror

(i) that the headquarters of Actavis remain in Iceland;

(ii) to request that the Board of Directors of Actavis apply for the delisting of Actavis's shares from the OMX Nordic Exchange;

(iii) provided the 90% acceptance threshold is met, to seek cooperation with the Board of Directors of Actavis to decide that other shareholders in Actavis shall be subject to compulsory acquisition of their shares in Actavis, as provided for in Article 47 of the Act,

(iv) to decrease the number of directors in the Board from five to three; and

(v) to increase the levels of debt financing within Actavis's business

The Offeror does not have any plans to make material changes to the operation of the Actavis's business beyond what is stated in this offer document or what would be called for in relation to the funding of the Offeror or Actavis.

The Offeror does not have any plans to make any material changes to Actavis's Articles of Association beyond what is stated in this offer document and can be considered appropriate in light of the intended delisting of Actavis.

The Offeror expresses its highest respect and gratitude for the hard work, energy and cleverness that the management team and employees at Actavis have produced through the years. The Offeror hopes that the management team and employees at Actavis will

support the Offer and agree to continue to play an integral part of the Offeror's plans for Actavis going forward. It is the Offeror's intention to continue to support Actavis's management in growing the business and believes that its expertise, coupled with the benefits of private ownership, will contribute to the success of the Actavis group. Employment rights of all employees will be fully safeguarded and the Offeror has no plans to make any material changes which would adversely affect the workforce.

XII. Squeeze-out of class A shares and redemption of class B shares

If the Offeror acquires over 90% of the share capital or voting rights in Actavis, it intends to seek cooperation with the Board of Directors of Actavis to decide that other shareholders in Actavis shall be subject to compulsory acquisition of their Class A shares in Actavis, as provided for in Article 47 of the Act. If such acquisition is decided on, those shareholders who have not accepted the takeover bid during the validity period will be sent a letter encouraging them to transfer their shares to the Offeror within 4 weeks. The letter will state the conditions for the compulsory redemption. If a shareholder fails to respond to this communication, payment for that shareholder's shares shall be deposited into a holding account in the shareholder's name and, from the time of such payment, the Offeror shall be considered the owner of the Class A shares in question.

In the event that the Offeror receives acceptances for less than 90% of the Class A shares and the Offeror decides to waive the 90% acceptance condition set out in Chapter VII above, the Offeror reserves the right to use any legally permitted method to obtain ownership of the remaining Class A shares, including a merger resulting in a full or partial dilution of the remaining shareholders.

In the event that the Offer is completed and the Offeror owns more than 40% of the Class A Shares, Actavis will be obliged to redeem the Class B Shares in accordance with the redemption provisions of those shares.

XIII. Acceptance

Shareholders who wish to accept the Offer should declare so by signing the acceptance form, which has been sent to their address as registered in the share registry of Actavis, and send it back, properly completed, to Landsbanki at Hafnarstraeti 5, 3rd floor, 155 Reykjavik, Iceland, c/o Actavis Offer, in the reply envelope provided. Shareholders can also accept the Offer by sending the acceptance form, properly completed, by fax to +(354) 410 3002 or enter Landsbanki website, www.landsbanki.is, and use the access information provided in the letter to Actavis's shareholders.

Once an acceptance of the takeover bid has been properly delivered to Landsbanki, the shareholder may not dispose of his/her shares in Actavis either directly or indirectly to a third party. The Offeror will be regarded as the proper holder of the voting rights attached to the shares in question from the point in time when his shareholding has been registered in the share registry of Actavis. Acceptance of the takeover bid is binding and irrevocable, save that, if a competing bid is put forward by a third party, a shareholder is permitted (under Article 45(3) of the Act) to withdraw his or her acceptance at any time during the offer period whilst conditions to the Offer remain outstanding or unwaived by the Offeror. The Offeror reserves the right to deem and treat any form of acceptance that is incorrectly filled in as being a valid acceptance of the Offer.

XIV. Delivery and payment

Payment for shares in respect of which acceptances are received will be made in the form of cash in EUR and deposited into the respective shareholder's bank account specified in the acceptance form. If applicable, payment will be made net of any commission due on the transfer of the shares in accordance with the relevant fee schedules.

Where a shareholder does not hold a EUR account, Landsbanki will assist in setting up such an account for that shareholder. Those shareholders wishing to receive the EUR payment in ISK can request so and receive their payment in ISK at the applicable conversion rate at the time of payment.

Subject to the Offer being successful, payment will be made to shareholders no later than five business days following its expiration. Payment is subject to the particulars provided on the acceptance form being accurate and complete, and the shares being free from any pledges or encumbrances, as attested in their registration on an electronic securities account (VS account) with the Icelandic Securities Depository. The Offeror reserves the right to ascertain whether any pledges or encumbrances are in place before making a payment.

In case shares are encumbered, the Offeror reserves the right to view the Offer as not having been accepted by the respective shareholder or to negotiate the release of such an encumbrance directly with the beneficiary of such encumbrance, including transferring the payment for the shares to such beneficiary in satisfaction of a due and payable claim.

The Offeror will be able to exercise the voting rights attached to accepting shareholders' shares when settlement and delivery of the shares have taken place and when his shareholding has been registered in the share registry of Actavis.

XV. Financing of the payment

The transaction will be financed by a bridging finance facility provided by Deutsche Bank and by other financing available to the Offeror from other sources. It is anticipated that this bridging facility will be replaced following completion of the acquisition of Actavis by a mixture of equity and debt funding. Deutsche Bank has also agreed to guarantee the Offeror's cash payment for the acquired shares as and to the extent required by Article 40(5) of the Act. Apart from the guarantee of payment referred to in the immediately preceding sentence, Deutsche Bank assumes no other responsibility or liability with respect to any statements put forward in this offer document. Attached to this offer document is a statement from Deutsche Bank regarding guarantee of payment.

XVI. Validity period

The takeover bid is valid from 9:00 on 5 June 2007 until 16.00 on 3 July 2007. Acceptance of the takeover bid must be received by Landsbanki, Hafnarstraeti 5, 155 Reykjavik, Iceland, prior to 16:00 on 3 July 2007. The shareholders are responsible for delivery of the acceptance form. The Offeror reserves the right to determine whether acceptance forms will be accepted which are received after the validity period has lapsed. The takeover bid may be extended as permitted in the Act.

XVII. Share capital

Actavis's share capital amounts to ISK 3,369,435,093 in Class A shares divided into equal number shares of ISK 1 each and EUR 10,000,000 divided into 100 Class B shares of EUR 100,000 each. According to information from Actavis's share registry as at close of business on 30 May 2007, Actavis had treasury stock holdings of ISK 168,864,509 shares, which accounted for approximately 5.01% of Actavis's issued Class A shares. That same day Actavis had 4,336 shareholders and the ten largest shareholders were:

No.	Shareholder	Percentage	Number of shares
1.	Amber International Ltd	34.95%	1,177,532,098
2.	Landsbanki Luxembourg S.A.	6.83%	230,083,697
3	Actavis Group hf.	5.01%	168,864,509
4	GLB Hedge	4.12%	138,713,242
5	Straumur-Burðaras Fjarfest hf	3.79%	127,830,348
6.	Landsbanki Íslands hf,aðalstöðv	3.59%	121,113,927
7.	LI-Hedge	3.19%	107,515,377
8.	Aceway Crop	3.07%	103,491,015
9	Gildi-lífeyrissjóður	2.60%	87,581,702
10	Lífeyrissjóður verslunarmanna	2.01%	67,779,414

XVIII. Miscellaneous

The Offeror does not have information on any shareholder agreement between any of the shareholders of the Company.

The Offeror has not offered any of the Company's management or Board of Directors any form of payment or remuneration other than is being offered to them as shareholders under this Offer. In case the bid will be successful the Offeror intends to offer the management of the Company remuneration and equity participation as would be considered appropriate for the management of a company like Actavis.

The parties receiving this Offer are reminded that the Class A shares in Actavis are listed on the OMX Nordic Exchange. Actavis is obliged, in accordance with Article 59 of the Act, to make public immediately any information on any aspects of importance which could be regarded as having an effect on the price of securities or which must be made public in accordance with the rules set by the board of the stock exchange.

The parties receiving this Offer are encouraged to read all news items and announcements about Actavis which have been published or will be published on the news site of the OMX Nordic Exchange, http //omxgroup com/nordicexchange, during the offer period

The shares are subject to taxation as provided for in the Income Tax Act No 90/2003 Shareholders of Actavis are advised to seek advice on taxation issues from an independent tax adviser concerning their shares in connection with the takeover bid, particularly if they are subject to tax in any jurisdiction other than Iceland

Parts of this official offer document have been prepared with information disclosed by Actavis or otherwise publicly available, and Offeror disclaims responsibility for the accuracy or completeness of any such information.

XIX. Overseas shareholders

The attention of Actavis shareholders who are citizens or residents of jurisdictions outside Iceland or who are holding shares for such citizens or residents and any person (including, without limitation, any custodian, nominee or trustee) who may have an obligation to forward any document in connection with the Offer outside Iceland is drawn to this paragraph.

Unless otherwise determined by the Offeror and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality (including, but not limited to, electronic mail, facsimile transmission, telex, star, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national state or other securities exchange of, the United Kingdom, the United States or any Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, means, instrumentality, facility, or otherwise from or within the United Kingdom, the United States or any Restricted Jurisdiction. 1)

Any acceptance of the Offer received in an envelope postmarked in the United Kingdom, the United States or in a Restricted Jurisdiction or otherwise appearing to the Offeror or its agents to have been sent from the United Kingdom, the United States or any Restricted Jurisdiction may be rejected as an invalid acceptance of the Offer. The availability of the Offer to Actavis shareholders who are not resident in Iceland may be affected by the laws of their relevant jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

It is the responsibility of any overseas shareholder wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties or other requisite payments due in that jurisdiction. Any such overseas shareholder shall be responsible for any such issue, transfer or other taxes or duties or other payments by whomsoever payable and the Offeror (and any person acting on behalf of any of them) shall be fully indemnified and held harmless by such overseas shareholders for any such issue, transfer or other taxes or duties or other payments which such person may be required to pay.

Copies of this document, and any related documents are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United Kingdom, the United States or any Restricted Jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from such jurisdiction. Persons wishing to accept the Offer must not use mails of the United Kingdom the United States or any Restricted Jurisdiction or any such means, instrumentality or facility for any purpose directly or indirectly relating to acceptance of the Offer.

The Offeror reserves the right to notify any matter, including the making of the Offer, to all or any Actavis Shareholders with a registered address outside of Iceland or whom the Offeror knows to be a custodian, trustee or nominee holding Actavis Shares for persons who are citizens, residents or nationals of jurisdictions outside Iceland, by announcement in a paid advertisement in one or more newspapers published and circulated in Iceland. Such notice shall be deemed to have been sufficiently given, despite any failure by any such Actavis Snareholder to receive or see that notice.

1) "Restricted Jurisdiction" Australia, Canada, Japan or any other jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Offer is sent or made available to Actavis shareholders in that jurisdiction

XX. Governing law

This official offer document, the acceptance form and any agreements concluded between the Offeror and shareholders in Actavis, in relation to the takeover bid, are subject to Icelandic law. Any disputes which may arise concerning the substance of the takeover bid shall be resolved by the District Court of Reykjavik, Iceland.

Reykjavík, 1 June 2007

Novator eignarhaldsfélag ehf

Landsbanki Corporate Finance.

Appendices

1. Shareholders acceptance form
2. An addressed return envelope
3. A letter from Deutsche Bank concerning guarantee of payment

Takeover bid to shareholders of Actavis Group hf.

NOVATOR

Novator eignarhaldsfélag ehf. (the "Offeror") hereby submits an offer for all the outstanding Class A shares in the share capital of Actavis Group hf. not already held by companies affiliated with the Offeror or held in treasury (the "Offer"). Companies affiliated with the Offeror collectively own [illegible] Class A shares of Actavis, representing approximately 38.5% of the issued Class A share capital and voting rights of Actavis Group hf.

The offer price

The offer price is EUR 0.98 in cash for each Class A share free from any pledges and encumbrances. This price is equivalent to ISK 85.23 at the Icelandic Central Bank Fixing Exchange Rate for the Euro on 9 May 2007, one business day prior to the announcement of the Offer. The offer price exceeds the previous all-time high Actavis closing share price of ISK 79.4 before the announcement of the Offer, achieved on 4 May 2007 and represented a premium of approximately:

- 9.0% to the closing price of ISK 78.2 on 9 May 2007, one business day prior to the announcement of the Offer.
- 15.6% to the average closing price of ISK 73.7 over the three month period to 9 May 2007.
- 21.2% to the average closing price of ISK 70.3 over the six month period to 9 May 2007.
- 26.2% to the average closing price of ISK 67.6 over the twelve month period to 9 May 2007.

Acceptance and payment

Shareholders listed in Actavis's shareholder registry at the closing of trade on 30 May 2007 will receive an offer document, an acceptance form, a copy of a guarantee and a reply envelope. Shareholders who wish to accept the offer should declare so by signing the acceptance form and send it back, properly completed, to Landsbanki Islands hf. at Hafnarstræti 5, 155 Reykjavík, Iceland, "c/o Actavis Offer", in the reply envelope provided. Shareholders can also accept the Offer by sending the acceptance form, properly completed, by fax to +(354) 410 3002 or enter Landsbanki website, www.landsbanki.is, and use the access information provided in the letter to Actavis shareholders. Payment for shares in respect of which acceptances are received will be made in the form of cash in EUR and deposited into the respective shareholder's bank account specified in the acceptance form. In the case that a shareholder does not hold a EUR account Landsbanki Islands hf. will assist in setting up such an account or Landsbanki Islands hf. will offer to convert the cash in EUR to ISK at the spot rate of the date of such conversion.

Validity period

The takeover bid is valid from 9:00 on 5 June 2007 until 16:00 on 3 July 2007 and acceptance of the bid must be received by Landsbanki Islands hf. before the offer validity period expires. The Offer is made subject to conditions precedent being met that are detailed in the offer document that contains further information about the Offer.

Manager

The Corporate Finance team of Landsbanki Islands hf. is acting as advisor to the Offeror and manager of the takeover bid. Corporate Finance will be managing the Offer on behalf of the Offeror. Landsbanki Islands hf. will also act as a clearing bank for the Offer. The offer document, acceptance form, a letter from Deutsche Bank concerning guarantee of payment and the reply envelope will be sent to shareholders and can also be obtained either from Landsbanki Islands hf. at Austurstræti 11, 3rd floor, 155 Reykjavik, Iceland, or the bank's web site, www.landsbanki.is. The Service Center of Landsbanki Islands hf. provides further information concerning the Offer, tel. +(354) 410 4000. Enquiries can also be sent to the following e-mail address: Actavis-tilbod@landsbanki.is

Landsbanki

ACCEPTANCE OF OFFER
- FOR SHARES IN ACTAVIS GROUP HF. -

Name of shareholder	Icelandic Id. No.
Address	Post code and town/city
Telephone no.	Country

The abovementioned party (hereinafter also referred to as the "Shareholder") owns the following number of shares in Actavis Group hf., Icelandic Id No. 500269-7319, according to the shareholders' registry of Actavis Group hf. at the end of 30 May 2007.

Number of shares in Actavis Group hf. (hereinafter also referred to as the "Shares")	x	0.98 EUR Bid price per share	=	Total purchase price in EUR

The Shareholder hereby agrees to and accepts, by signing this acceptance form, the takeover bid of Novator eignarhaldsfélag ehf., Icelandic Id. No. 650407-0590, (hereinafter also referred to as the "Offeror") for all of my Shares in Actavis Group hf. as stated above, at the price per share of EUR 0.98 to be paid for with cash, all in accordance with the terms and conditions stated in the offer document published by the Offeror on 1 June 2007. Payment of the purchase price is subject to the particulars provided in this acceptance form being accurate and complete.

The Shareholder confirms that he/she has received in the proper manner the offer document and all accompanying documents, and consents to all the terms and provisos set forth therein by the Offeror. In addition, the Shareholder declares that he or she is the legal owner of the Shares, that the Shares are free of any mortgage or encumbrance and hereby authorises the Offeror and Landsbanki Islands hf. to examine whether the transfer of title can be accomplished as provided for in Act No. 131/1997, on Electronic Registration of Title to Securities.

Upon the takeover bid being declared unconditional, Landsbanki Islands hf. is hereby granted unlimited and irrevocable authorisation to transfer the Shares from my electronic securities account (hereinafter also referred to as a "VS Account") and register them in the Offeror's VS Account, provided that a deposit of the purchase price in accordance with the offer document is made at the same time to the Shareholder's bank account as indicated below. The Shares are registered in a VS Account with the account operator indicated below (*please tick as applicable*):

- ☐ Byr sparisjóður
- ☐ Glitnir banki hf.
- ☐ Íslensk verðbréf hf.
- ☐ Kaupþing banki hf.
- ☐ Landsbanki Íslands hf.
- ☐ MP Fjárfestingarbanki hf.
- ☐ SPRON
- ☐ VBS Fjárfestingarbanki hf.
- ☐ ______________ *Other VS Account operator*

If the Shareholder does not hold a VS Account in which the Shares are registered, this acceptance implies unlimited and irrevocable authorisation to Landsbanki Islands hf. to open a VS Account to enable the transfer of the Shares and to perform such other actions as are necessary for the transfer. The VS Account concerned will only be utilised for the abovementioned purpose. The Shareholder shall bear no cost involved in the opening of such a VS Account.

Payment of the purchase price will be made no later than 5 (five) business days after expiration of the Offeror's takeover bid. The Shareholder requests that payment for the Shares will be completed as follows:

☐ Deposit the purchase price in the Shareholder's EUR bank account — Bank branch ____ Ledger 38 ____ Account No. ____

☐ Deposit the purchase price in the Shareholder's ISK bank account* — Bank branch ____ Ledger ____ Account No. ____

☐ Deposit the purchase price in a new EUR account to be set up by Landsbanki (*Landsbanki will send appropriate application form*)

* *Conversion to ISK will be made at the applicable conversion rate at the time of payment*

Icelandic law shall apply to the Offeror's takeover bid and this acceptance form. Any disputes which may arise concerning the Offeror's takeover bid or this acceptance form shall be resolved by the Reykjavik District Court, Iceland.

This acceptance form, properly completed, must be delivered to Landsbanki Islands hf., Hafnarstraeti 5, 155 Reykjavik, Iceland, c/o Actavis Offer, or sent via fax number +(354) 410 3002, before 16:00 on 3 July 2007. Additional copies of this form can be accessed from Landsbanki's website, www.landsbanki.is.

Date and location	*Signature*

Witnesses to the correct date and the Shareholder's signature and financial legal competency.

Name and Id. No.	*Name and Id. No.*

Landsbanki

NOVATOR

Actavis Group hf. Company Announcement - Actavis takeover offer published

Reykjavik, Iceland, 1 June 2007 — Further to the announcement on 10 May, Actavis Group (OMX: ACT) confirms that it has received a formal voluntary offer from Novator, an investment firm led by Bjorgolfur Thor Bjorgolfsson, Chairman of Actavis.

Under the terms of Novator's proposal, Actavis shareholders will receive EUR0.98 per share (ISK85.23 in cash based on the Icelandic Central Bank Fixing Exchange Rate for the Euro on 9 May 2007).

Actavis' Board of Directors, excluding Bjorgolfur Thor Bjorgolfsson, Andri Sveinsson and Robert Wessman, are currently evaluating the offer and will make a recommendation to shareholders no later than 8 June 2007. Shareholders are advised to take no action until the Board makes its recommendation.

A full copy of the offer document is available on www.actavis.com.

For further information:

Actavis Group
Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

About Actavis

Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in 39 countries, with over 11,000 employees. The Company's market capitalization is approximately EUR3.3bn and it's listed on the OMX Exhange in Iceland. For further information, visit www.actavis.com

Actavis Group hf. Company Announcement - Actavis Board's opinion of the Novator offer

Reykjavik, Iceland, 8 June, 2007 — Actavis Group, the international generic pharmaceuticals company (OMX: ACT), today announces that further to it's statement on 1 June, 2007, the Actavis Board of Directors has evaluated the voluntary offer by Novator, an investment firm led by Bjorgolfur Thor Bjorgolfsson, Chairman of Actavis.

Under the terms of offer, Actavis shareholders would receive EUR0.98 per share in cash for A class shares. Having reviewed the offer, the Board of Actavis (which excludes Bjorgolfur Thor Bjorgolfsson, Andri Sveinsson and Robert Wessman for the purposes of evaluating the offer) does not believe the offer adequately reflects the fundamental value of Actavis or its future prospects. Accordingly, the Board does not consider the offer to be fair and does not recommend that shareholders accept it.

According to article 41 of the Act no. 33/2003 on securities transactions in Iceland, the Board has looked at other factors in the offer in addition to the price offered to shareholders. These factors include the financing of the offer and the future plans for the company and its senior management, which Novator has set out in its published offer. The Board does not believe any of these factors have a material impact on its decision.

The Board continues to be open to discussions with Novator and will form an opinion on new offers if they are submitted.

For further information:

Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

About Actavis
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in 39 countries, with over 11,000 employees. The Company's market capitalization is approximately EUR3.3bn and it's listed on the OMX Exhange in Iceland. For further information, visit www.actavis.com

END